UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 13, 2022

(Date of Report (Date of earliest event reported))

Rise Companies Corp.

(Exact name of issuer as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Resignation/Appointment of Director

Effective as of June 21, 2022 (the “Resignation”), Joseph Chen resigned as the Series A Director of the Rise Companies Corp. (the “Company”) board of directors (the “Board”). Pursuant to the Company’s Third Amended and Restated Certificate of Incorporation, its Bylaws and the Delaware General Corporation Law, any vacancy on the Board may be filled by a majority of directors then in office. On July 13, 2022, the remaining members of the Board appointed Charlotte Liu to fill the vacancy caused by the Resignation. Ms. Liu will hold the office until her successor is duly elected and qualified or until she dies, resigns, is removed or becomes disqualified.

Biographical information about Ms. Liu follows:

Charlotte Liu  most recently served as Chief Commercial Officer of Springer Nature, a scientific and professional publishing and media company with leading brands such as Nature, Macmillan, Springer, and Scientific American. A member of the company’s management board, she led global sales and marketing organizations responsible for over 1 billion euro annual revenue. Before that Ms. Liu was Global Managing Director of Asian & World Art at Christie’s, a leading global art auction house, with global divisional P&L and leadership responsibility. Born and raised in Shanghai, she started her career at the Boston Consulting Group, advising multinational companies on their Asia strategy. She also worked with McGraw-Hill in product development and corporate strategy roles for the US market. Ms. Liu has developed unique strategic and operational skills from her global experience, having worked in Shanghai, Hong Kong, Toronto, and New York, with both regional market development experience and global leadership responsibilities. She is currently taking a career sabbatical, while working with Netflix as a consultant and moderator for its in house leadership program. Ms. Liu has an undergraduate degree from Fudan University in Shanghai, and an MBA from the Tuck School of Business at Dartmouth College. Ms. Liu is a Fellow of the Aspen Institute China Fellowship Program. She currently resides in Toronto, Canada.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the issuer’s most recently filed Offering Statement on Form 1-A with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rise Companies Corp.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 18, 2022